Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group
in	6M14	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,397	4,096	2,190	3,471	7,477	8,106
Income/(loss) from equity method investments	(112)	(251)	(160)	(138)	(164)	(56)
Pre-tax earnings/(loss) from continuing operations	1,285	3,845	2,030	3,333	7,313	8,050
Fixed charges:
Interest expense	5,371	11,441	14,947	16,550	18,980	18,367
Interest portion of rentals [1]	309	642	645	600	595	583
Preferred dividend requirements	28	236	231	216	162	131
Total fixed charges	5,708	12,319	15,823	17,366	19,737	19,081
Pre-tax earnings before fixed charges	6,993	16,164	17,853	20,699	27,050	27,131
Noncontrolling interests	394	639	336	837	822	(313)
Earnings before fixed charges and provision for income taxes	6,599	15,525	17,517	19,862	26,228	27,444

Ratio of earnings to fixed charges	1.16	1.26	1.11	1.14	1.33	1.44
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

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